Mail Stop 6010

August 15, 2008

George A. Scangos, Ph.D.
President and Chief Executive Officer
Exelixis, Inc.
249 East Grand Ave., P.O. Box 511
South San Francisco, CA 94083-0511

Re: Exelixis, Inc.
Registration Statement on Form S-3
File Number 333-152166
Correspondence letter dated August 7, 2008

Dear Dr. Scangos:

    We have reviewed your counsel's August 7, 2008 letter regarding the above-captioned matter and responses to our comment. More specifically, we note your responses relating to the issuance of 100,000 shares of common stock issuable upon certain "Events of Default" as well as 8,891,776 shares of common stock issuable at the company's option to pay down borrowed funds pursuant to a facility agreement. However, we continue to believe that it is inappropriate to register those shares because those shares are not currently outstanding. Therefore, please remove those shares from the registration statement.

    Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

                                            Sincerely,

                                            Jeffrey P. Riedler
                                            Assistant Director

cc: Suzanne Sawocka Hooper, Esq.
       Cooley Godward Kronish LLP
       Five Palo Square
       3000 El Camino Real
       Palo Alto, CA 94306